Exhibit 99.1

Youku Announces Approval of Shareholder Resolutions Relating to the Proposed Merger with Tudou

HONG KONG, Aug. 19, 2012 /PRNewswire-Asia/ — Youku Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku” or the “Company”), announced today that, at the annual general meeting of shareholders held today (the “AGM”), the Company’s shareholders voted in favor of the proposal to issue Youku Class A shares as the consideration for the merger (the “Merger”) with Tudou Holdings Limited (“Tudou”) pursuant to the previously announced merger agreement (the “Merger Agreement”), dated March 11, 2012, by and among the Company, Tudou and Two Merger Sub Inc. (“Merger Sub”), as well as the proposals to amend and restate Youku’s memorandum and articles of association to reflect Youku’s name change after the closing, change of the per share voting power of Youku’s class B ordinary shares from three votes for one share to four votes for one share, and change of the vote thresholds for certain matters requiring shareholder approval. Pursuant to the Merger Agreement and the plan of merger attached as Annex A to the Merger Agreement, Tudou will merge with and into Merger Sub, with Tudou continuing as the surviving entity and as a wholly owned subsidiary of Youku and the combined entity will be named “Youku Tudou Inc.”

The parties expect to complete the Merger as soon as practicable. Upon completion of the Merger, Tudou will become a privately held company wholly-owned by Youku, and Tudou’s American depositary shares will no longer be listed on the NASDAQ Global Market.

About Youku Inc.

Youku Inc. (“Youku”) is China’s leading Internet television company. Youku’s Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American Depositary Shares, each representing 18 of our Class A ordinary shares, are traded on the New York Stock Exchange under the symbol “YOKU”.

For more information, please contact:

Ryan Cheung
Corporate Finance Director
Youku Inc.
Tel: (+8610) 5885-1881 x6090
Email: ryan.cheung@youku.com